Exhibit 99.1

October 25, 2007	(publié également en français)

For the nine months ended September 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (MD&A), dated October 25, 2007, is set out in pages 1 to 22 and should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the three months ended March 31, 2007, the six months ended June 30, 2007 and the nine months ended September 30, 2007; the MD&A for the three months ended March 31, 2007 and the six months ended June 30, 2007; the MD&A for the year ended December 31, 2006; the audited Consolidated Financial Statements for the year ended December 31, 2006, and the Company’s 2006 Annual Information Form (AIF), dated March 22, 2007. Amounts are in Canadian dollars unless otherwise specified.

LEGAL NOTICE– FORWARD-LOOKING INFORMATION

This quarterly report contains forward-looking information. You can usually identify this information by such words as "plan,""anticipate,""forecast,""believe,""target,""intend,""expect,""estimate,""budget," or other similar wording suggesting future outcomes or statements about an outlook. Below are examples of references to forward-looking information:

•  business strategies and goals
•  future investment decisions
•  outlook (including operational updates and strategic milestones)
•  future capital, exploration and other expenditures
•  future resource purchases and sales
•  construction and repair activities
•  turnarounds at refineries and other facilities
•  anticipated refining margins
•  future oil and gas production levels and the sources of their growth
•  project development, and expansion schedules and results
•  future exploration activities and results and dates by which certain areas may be developed or may come on-stream

•  retail throughputs
•  pre-production and operating costs
•  reserves and resources estimates
•  royalties and taxes payable
•  production life-of-field estimates
•  natural gas export capacity
•  future financing and capital activities (including purchases of Petro-
 Canada common shares under the Company's normal course issuer bid
 (NCIB) program)
•  contingent liabilities (including potential exposure to losses related to retail licensee agreements)
•  environmental matters
•  future regulatory approvals

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to,

•  industry capacity
•  imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves
•  the effects of weather and climate conditions
•  the results of exploration and development drilling, and related activities
•  the ability of suppliers to meet commitments
•  decisions or approvals from administrative tribunals
•  risks attendant with domestic and international oil and gas operations
•  expected rates of return

•  general economic, market and business conditions
•  competitive action by other companies
•  fluctuations in oil and gas prices
•  refining and marketing margins
•  the ability to produce and transport crude oil and natural gas to markets
•  fluctuations in interest rates and foreign currency exchange rates
•  actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
•  changes in environmental and other regulations
•  international political events
•  nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission (SEC).

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this quarterly report is made as of October 25, 2007 and, except as required by applicable law, Petro-Canada does not update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this quarterly report.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider our reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allow the Company to make disclosure in accordance with SEC standards. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its reserves data and other oil and gas data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. Note that when we use the term boe in this quarterly report, it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

To disclose reserves in SEC filings, oil and gas companies must prove they are economically and legally producible under existing economic and operating conditions. Proof comes from actual production or conclusive formation tests. The use of terms such as "probable," "possible," "recoverable," or "potential reserves and resources" in this quarterly report does not meet the SEC guidelines for SEC filings.

The table below describes the industry definitions that we currently use:

Definitions Petro-Canada uses	Reference
Proved oil and gas reserves (includes both proved developed and proved undeveloped)	U.S. SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board Statement No.-69)
Unproved reserves, probable and possible reserves	CIM (Petroleum Society) definitions (Canadian Oil and Gas Evaluation Handbook, Vol. 1 Section 5)
Contingent and prospective resources	Society of Petroleum Engineers, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved February 2000)

There is no certainty that it will be economically viable or technically feasible to produce any portion of the resources. For use in this quarterly report, "total resources" means reserves plus resources.

SEC regulations do not define proved reserves from our oil sands mining operations as an oil and gas activity. These reserves are classified as a mining activity and are estimated in accordance with SEC Industry Guide 7. For internal management purposes, Petro-Canada views these reserves and their development as part of the Company’s total exploration and production operations.

Throughout this quarterly report, total Company reserves, total Company production, total Company reserves replacement and total Company reserves life index (RLI) on a before royalty basis are calculated using the sum of all oil and gas activities, and all oil sands mining activities. Before royalties, oil sands mining 2006 year-end proved reserves were 345 million barrels (MMbbls) and oil sands mining annual 2006 production was 11 MMbbls.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, NGL, natural gas and petroleum products in the table on page 20.

UPSTREAM

Crude Oil

The price of Dated Brent averaged $74.87 US/bbl in the third quarter of 2007, up 8% compared with $69.49 US/bbl in the third quarter of 2006. Concern about growth in global oil demand outpacing gains in global supplies led to record high oil prices during the quarter.

During the third quarter of 2007, the Canadian dollar averaged $0.96 US, up from $0.89 US in the third quarter of 2006.

As a result, Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and NGL from continuing operations increased 5%, from $70.76/bbl in the third quarter of 2006 to $74.32/bbl in the third quarter of 2007.

In the third quarter of 2007, the spread between Dated Brent and Mexican Maya narrowed to $11.80 US/bbl, compared with $13.99 US/bbl in the third quarter of 2006. In Canada, however, the spread between Edmonton Light and Western Canada Select (WCS) widened to $24.35/bbl in the third quarter of 2007, compared with $21.62/bbl in the third quarter of 2006. Despite what international light/heavy differentials would suggest, Canadian heavy crudes are being sold at larger discounts to light crude prices. This is due to Canadian heavy crude oil production growing at a faster rate than North American investment in refining conversion equipment to process heavy feedstock.

Natural Gas

North American natural gas prices were lower in the third quarter of 2007, compared with the third quarter of 2006, reflecting the continuation of high levels of natural gas in storage. In the third quarter of 2007, NYMEX Henry Hub natural gas prices averaged $6.13 US/million British thermal units (MMBtu), down 6% from $6.53 US/MMBtu in the third quarter of 2006.

Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $5.17/Mcf in the third quarter of 2007, down 13% from $5.97/Mcf in the third quarter of 2006, reflecting market price trends.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

DOWNSTREAM

New York Harbor 3-2-1 refinery crack spreads(1) averaged $12.41 US/bbl in the third quarter of 2007, compared with $10.18 US/bbl in the third quarter of 2006. Recurring unplanned industry refinery outages during the third quarter of 2007 and lower gasoline and distillate inventories led to stronger refinery crack spreads in the third quarter of 2007, compared with the third quarter of 2006. The increased strength of the Canadian dollar relative to the U.S. currency in the third quarter of 2007 dampened the impact higher U.S. denominated refinery cracking margins provided to Canadian refiners.

The average market prices for the periods stated were:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Dated Brent at Sullom Voe (US$/bbl)	74.87	69.49	67.13	66.96
West Texas Intermediate (WTI) at Cushing (US$/bbl)	75.38	70.48	66.19	68.22
Dated Brent/Maya FOB price differential (US$/bbl)	11.80	13.99	12.55	14.32
Edmonton Light (Cdn$/bbl)	80.22	79.60	73.42	75.94
Edmonton Light/WCS FOB price differential (Cdn$/bbl)	24.35	21.62	21.54	23.30
Natural gas at Henry Hub (US$/MMBtu)	6.13	6.53	6.88	7.47
Natural gas at AECO (Cdn$/Mcf)	5.85	6.29	7.10	7.50
New York Harbor 3-2-1 crack spread (US$/bbl) (1)	12.41	10.18	16.14	10.64
Exchange rate (US cents/Cdn$)	95.7	89.2	90.5	88.3
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	74.32	70.76	69.42	69.33
Natural gas ($/Mcf)	5.28	6.06	6.47	7.07

(1)	On January 1, 2007, the New York Harbor 3-2-1 crack spread calculation changed and it is now based on Reformulated Gasoline Blendstock for Oxygenate Blending (RBOB) gasoline (the base for blending gasoline with 10% denatured ethanol) as opposed to conventional gasoline. Due to this change in specification, the 2007 crack spread values are not directly comparable to 2006 values.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2006 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

		Annual net	Annual net
		earnings impact	earnings impact
Factor (1), (2)	Change (+)	(millions of dollars)	($/share) (3)
Upstream
Price received for crude oil and NGL (4)	$1.00/bbl	$39	$0.08
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream earnings from continuing operations (5)	$0.01	(33)	(0.07)
Crude oil and NGL production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	9	0.02
Downstream
New York Harbor 3-2-1 crack spread (6)	$0.10 US/bbl	5	0.01
Light/heavy crude price differential	$1.00 US/bbl	6	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the revaluation of U.S. dollar-denominated, long-term debt (7)	$0.01	$14	$0.03

(1)	The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2)	The impact of these factors is illustrative.
(3)	Per share amounts are based on the number of shares outstanding at December 31, 2006.
(4)	This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
(5)	A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings from continuing operations.
(6)
On January 1, 2007, the New York Harbor 3-2-1 crack spread calculation changed and it is now based on RBOB gasoline (the base for blending gasoline with 10% denatured ethanol) as opposed to conventional gasoline. Due to this change in specification, the 2007 crack spread values are not directly comparable to 2006 values.

(7)
A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings with respect to the Company’s U.S. denominated debt. The impact refers to gains or losses on $1.4 billion US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on $1.1 billion US of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by improving the profitability of the base business and by delivering long-term, profitable growth.

In 2007, upstream production from continuing operations is expected to grow, consistent with guidance, by approximately 15%, compared with 2006, as new projects come on-stream. For the longer term, Petro-Canada’s capital program anticipates that five major projects undertaken over the next several years will add significantly to earnings and cash flow from continuing operating activities. The Edmonton refinery is being converted to process 100% bitumen-based feedstock, with expected completion in the fourth quarter of 2008. As well, an investment decision on a new coker at the Montreal refinery is expected to be made in the fourth quarter of 2007. The Company is also advancing two major Oil Sands developments (the MacKay River in situ expansion and the integrated Fort Hills mine/upgrader) and a natural gas development in Syria.

Strategic Priorities	Quarterly Progress
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
•  signed Memorandum of Agreement (MOA) for an additional 5% interest in the Fort Hills project
•  Buzzard reached plateau production of 200,000 boe/d gross (59,800 boe/d net) in August
•  advanced construction of the Edmonton refinery conversion project, which is now 46%
    complete and on track for startup in the fourth quarter of 2008
•  White Rose received regulatory approval for the development of the Southern extension and reached an agreement in principle for the fiscal terms of the White Rose expansion development
•  signed memorandum of understanding for the development of Hebron
•  completed MacKay River capacity upgrade and started steaming the fourth well pad

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS
•  maintained 90% facility reliability at Terra Nova
•  operated MacKay River at 93% reliability
•  maintained reliability around 99% at Western Canada natural gas processing facilities
•  delivered a combined reliability index of 90 at the Edmonton and Montreal refineries and the lubricants plant
• grew convenience store sales by 7% and same-store sales by 4%, compared with the third quarter of 2006

MAINTAINING FINANCIAL DISCIPLINE AND FLEXIBILITY
•  ended the quarter with debt levels at 17.1% of total capital and a ratio of 0.5 times debt-to-cash flow from continuing operating activities
•  repurchased 4.0 million common shares at an average price of $55.15/share for a total cost of
    $220 million

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
•  completed environmental impact assessments on Block 137 in Libya and on Blocks 1a, 1b and
    22 in Trinidad and Tobago
•  signed MOA to use treated waste water as the industrial process water at the Fort Hills Sturgeon
    Upgrader

STRATEGIC MILESTONES

Q4 2007	Q1 2008	Q2 2008
▼	▼	▼

▪ double U.S. Rockies production from 2004
 acquisition levels to 100 million cubic feet
 equivalent/day (MMcfe/d) by year end
▪ make an investment decision on potential
 25,000 b/d coker at Montreal refinery
▪ achieve first production at Saxon in the
 United Kingdom (U.K.) sector of the North
 Sea
▪ anticipate receipt of a regulatory decision
 on the MacKay River expansion project
 application
	▪ complete Syria development front-end engineering and design (FEED) ▪ make investment decision on the MacKay River expansion project	▪ anticipate receipt of a regulatory decision on the Fort Hills Sturgeon County Upgrader application

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

ANALYSIS OF CONSOLIDATED EARNINGS

Earnings Analysis

During the first quarter of 2006, Petro-Canada closed the sale of the Company’s mature producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

Earnings Variances

Q3/07 VERSUS Q3/06 FACTOR ANALYSIS

Net Earnings from Continuing Operations
(millions of Canadian dollars, after-tax)

Net earnings from continuing operations increased to $776 million ($1.59/share) in the third quarter of 2007, compared with $678 million ($1.36/share) in the third quarter of 2006. Higher upstream production, gains on foreign currency translation and stronger realized crude oil prices contributed to higher net earnings from continuing operations. These factors were offset by higher other expenses, which includes the realized loss and lower unrealized mark-to-market gains on the derivative contracts associated with Buzzard, increased operating and general and administrative (G&A) expenses, decreased Downstream refining margins, weaker realized natural gas prices and increased depreciation, depletion and amortization (DD&A), and exploration expenses.

(1)	Upstream volumes include the portion of DD&A expense associated with changes in upstream production levels.
(2)
Other mainly includes interest expense, changes in effective tax rates, gain on sale of assets, insurance proceeds, amounts related to the derivative contracts associated with Buzzard and upstream inventory movements.

Net Earnings from Continuing Operations by Segment
(millions of Canadian dollars, after-tax)

Net earnings from continuing operations on a segmented basis increased 14% to $776 million in the third quarter of 2007, compared with $678 million in the third quarter of 2006. The increase in third quarter net earnings from continuing operations reflected higher East Coast Canada, International and Oil Sands net earnings. Shared Services recorded net earnings in the third quarter of 2007 due to gains in foreign currency translation. The results were partially offset by lower Downstream and North American Natural Gas net earnings.

During the third quarter of 2007, cash flow from continuing operating activities was $1,340 million ($2.75/share), up from $959 million ($1.92/share) in the same quarter of 2006. The increase in cash flow from continuing operating activities primarily reflects higher net earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

Quarterly Financial Information

	Three months ended
(millions of Canadian dollars, except per share amounts)	Sept. 30 2007	June 30 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005
Total revenue from continuing operations	$5,497	$5,478	$4,841	$4,550	$5,201	$4,730	$4,188	$4,838

Net earnings from continuing operations	$776	$845	$590	$384	$678	$472	$54	$668
Per share – basic	1.59	1.71	1.19	0.77	1.36	0.93	0.11	1.29
– diluted	1.58	1.70	1.18	0.76	1.34	0.92	0.10	1.28

Net earnings	$776	$845	$590	$384	$678	$472	$206	$714
Per share – basic	1.59	1.71	1.19	0.77	1.36	0.93	0.40	1.38
– diluted	1.58	1.70	1.18	0.76	1.34	0.92	0.40	1.36

UPSTREAM

Production from Continuing Operations

Petro-Canada converts volumes of natural gas to oil equivalent at a rate of six Mcf of natural gas to one bbl of oil. Production volumes disclosed refer to net working interest before royalties, unless otherwise specified.

In the third quarter of 2007, production from continuing operations increased for the fifth consecutive quarter, averaging 436,000 boe/d net to Petro-Canada, up significantly from 333,000 boe/d net in the same quarter of 2006. Higher volumes reflected the addition of North Sea projects (Buzzard, De Ruyter and L5b-C) and higher East Coast Canada and Oil Sands production. This was slightly offset by declines in the North American Natural Gas business. Production in the third quarter of 2006 was reduced by the shutdown of Terra Nova for a planned maintenance turnaround.

North American Natural Gas

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	$55	$78	$248	$314
Cash flow from continuing operating activities	$155	$135	$561	$543

North American Natural Gas facilities continued to operate reliably in the third quarter of 2007.

Net earnings for North American Natural Gas were $55 million in the third quarter of 2007, down from $78 million in the third quarter of 2006. Lower volumes and realized prices combined with increased operating expenses and DD&A expense was partially offset by lower exploration expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

North American Natural Gas Production and Pricing

In the third quarter of 2007, North American Natural Gas production declined by 3%, compared with the same period in 2006. Lower production reflected the sale of the Brazeau and West Pembina assets and anticipated natural declines in Western Canada. These factors were partially offset by higher natural gas production in the U.S. Rockies.

Realized natural gas prices in Western Canada decreased by 10% in the third quarter of 2007, compared with the same quarter of 2006, consistent with market price trends. U.S. Rockies realized natural gas prices decreased 34% in the third quarter of 2007, compared with the third quarter of 2006, reflecting ongoing pipeline constraints.

	Third Quarter 2007	Third Quarter 2006
Production net (MMcfe/d) (1)
Western Canada	586	639
U.S. Rockies	89	57
Total North American Natural Gas production net	675	696
Western Canada realized natural gas price (Cdn$/Mcf) (1)	$5.35	$5.97
U.S. Rockies realized natural gas price (Cdn$/Mcf) (1)	$3.96	$6.03

(1)	For North American Natural Gas crude oil and NGL production and average realized prices, refer to the charts on pages 19 and 20, respectively.

Petro-Canada operated gas plants and facilities in Western Canada delivered about 99% reliability in the third quarter of 2007. The Company completed its summer drilling program, where 108 wells were drilled in Western Canada and the U.S. Rockies.

U.S. Rockies production increased to 89 MMcfe/d in the third quarter of 2007, an increase of 56% compared with the same quarter of 2006. This was due to the ramp up of production from the Wild Turkey and other coal bed methane fields in the Powder River basin and increased drilling activity in the Denver-Julesburg basin. U.S. Rockies production is targeted to increase to 100 MMcfe/d by the end of 2007; however, the Company continues to face ongoing pipeline constraints.

Scheduled Turnarounds

No major turnarounds are planned at the Company’s natural gas processing facilities for 2007.

Other Developments

In September 2007, the Alberta Royalty Review Panel delivered its final report and recommendations to the Government of Alberta. The government has announced that it intends to provide a formal response to the report in October. The Company is assessing the impacts of various scenarios on Alberta operations through its business planning process in both the North American Natural Gas and Oil Sands businesses. All major investment decisions will be subject to the final outcome of the Company’s analysis of the Alberta royalty review.

Oil Sands

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (1)	$110	$108	$187	$190
Cash flow from continuing operating activities	$176	$193	$405	$300

(1)
Oil Sands bitumen inventory movements increased net earnings by $2 million before-tax ($1 million after-tax) and $6 million before-tax ($4 million after-tax) for the three and nine months ended September 30, 2007, respectively. The same factor decreased net earnings by $5 million before-tax ($3 million after-tax) and $3 million before-tax ($2 million after-tax) for the three and nine months ended September 30, 2006, respectively.

In September 2007, Petro-Canada signed a memorandum of agreement to secure an additional 5% working interest in the Fort Hills project that, when finalized, would bring the Company’s total stake to 60%.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

In the third quarter of 2007, Oil Sands net earnings were $110 million, up from $108 million in the third quarter of 2006. Higher realized prices and volumes at Syncrude were partially offset by lower realized prices and volumes for MacKay River bitumen, and higher operating costs at Syncrude due primarily to increased production. Net earnings in the third quarter of 2006 included $12 million of Syncrude insurance proceeds related to the 2005 hydrogen plant fire.

Oil Sands Production and Pricing

Syncrude delivered record production, up 23% in the third quarter of 2007 compared with the third quarter of 2006, reflecting the Stage III expansion. Syncrude realized prices were 5% higher in the third quarter of 2007, compared with the third quarter of 2006.

MacKay River production was down 12% in the third quarter of 2007, compared with the same period of 2006, due primarily to water treatment issues following planned maintenance on the co-generation unit. MacKay River realized bitumen prices were 17% lower in the third quarter of 2007, compared with the third quarter of 2006.

	Third Quarter 2007	Third Quarter 2006
Production net (b/d)
Syncrude	41,800	34,000
MacKay River	22,000	25,000
Total Oil Sands production net	63,800	59,000
Syncrude realized crude price ($/bbl)	$81.77	$77.91
MacKay River realized bitumen price ($/bbl)	$32.48	$39.13

In the third quarter of 2007, the Company completed the MacKay River plant capacity upgrade and began steaming the fourth well pad. Production from the new well pad is expected to commence around year end, with ramp up throughout 2008.

In October 2007, the steam header line feeding high pressure steam to pads 22 and 23 at the MacKay River in situ facility was damaged, resulting in the termination of steam injection to these pads. The Company is presently assessing the situation and expects repairs, followed by ramp up to normal service, to be approximately eight weeks. As a result, production from the MacKay River facility is expected to average 20,000 b/d in the fourth quarter of 2007 and 21,500 b/d for the year ending December 31, 2007, down from the Company's guidance of 24,000 b/d provided on July 26, 2007. This decrease in production at MacKay River is not expected to impact the Company's overall production from continuing operations guidance range of 400,000 boe/d to 420,000 boe/d for 2007.

On October 1, 2007, Syncrude’s Coker 8-3 was taken off-line. This unit is now back online and continues to have operating constraints which are being largely offset by swinging additional feed to Cokers 8-1 and 8-2. The Company does not expect any impact to its production guidance for Syncrude for the year.

Fort Hills Project

In September 2007, Petro-Canada and its partners in the Fort Hills integrated mine and upgrader project signed an MOA for the Company to earn an additional 5% working interest in the project in return for funding $375 million of partnership expenditures. This transaction is expected to be finalized in the fourth quarter of 2007, and will bring Petro-Canada’s total stake in the Fort Hills project to 60%. The partnership also entered into a memorandum of agreement with Sturgeon County and the Alberta Capital Region Wastewater Commission (ACRWC) to use treated waste water from the ACRWC as industrial process water at the Fort Hills Sturgeon Upgrader.

The first phase of the Fort Hills project is planned to produce 140,000 b/d gross of synthetic crude oil (84,000(1) b/d net). Associated bitumen production is expected to be about 160,000 b/d gross (96,000(1) b/d net). First bitumen production is expected to begin in the fourth quarter of 2011, with first synthetic crude oil production from the Sturgeon Upgrader anticipated in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components of the first phase of Fort Hills is $14.1 billion gross ($8.5(1) billion net). The project is currently in the FEED stage. FEED is

(1)	Approximate ownership amount after closing of MOA executed September 19, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

expected to be completed in the third quarter of 2008, producing a definitive cost estimate and the basis upon which the final go-ahead decision on the project will be made.

MacKay River Expansion Project

In August, the proposed MacKay River 40,000 b/d in situ expansion project moved into FEED. The project is targeting first production in late 2010. A regulatory decision on the proposed project is now anticipated in the fourth quarter of 2007, with a project sanction decision expected in 2008.

Scheduled Turnarounds

No major turnarounds are planned at Syncrude or MacKay River for the remainder of 2007.

Other Developments

In September 2007, the Alberta Royalty Review Panel delivered its final report and recommendations to the Government of Alberta. The government has announced that it intends to provide a formal response to the report in October. The Company is assessing the impacts of various scenarios on Alberta operations through its business planning process in both the North American Natural Gas and Oil Sands businesses. All major investment decisions will be subject to the final outcome of the Company’s analysis of the Alberta royalty review.

International & Offshore

In the first quarter of 2007, the Company combined its East Coast Canada and International businesses under one management structure. The change leverages and grows the capabilities of similar operations. The combined East Coast Canada and International operations are now referred to as International & Offshore.

East Coast Canada

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (1)	$293	$190	$883	$673
Cash flow from continuing operating activities	$403	$232	$1,230	$837

(1)
East Coast Canada crude oil inventory movements increased net earnings by $23 million before-tax ($15 million after-tax) and $48 million before-tax ($32 million after-tax) for the three and nine months ended September 30, 2007, respectively. The same factor decreased net earnings by $12 million before-tax ($7 million after-tax) and increased net earnings by $13 million before-tax ($9 million after-tax) for the three and nine months ended September 30, 2006, respectively.

East Coast Canada production delivered strong net earnings for the quarter.

Net earnings for East Coast Canada were $293 million in the third quarter of 2007, up from $190 million in the third quarter of 2006. Higher realized prices, increased volumes at Terra Nova and White Rose, and lower operating expenses were partially offset by lower production at Hibernia and increased DD&A expense.

East Coast Canada Production and Pricing

In the third quarter of 2007, East Coast Canada production increased 64%, compared with the same period in 2006. Solid operations at Terra Nova and stronger volumes at White Rose contributed to the increase. Hibernia production was lower in the third quarter of 2007, compared with the third quarter of 2006, due to anticipated natural declines and increasing water production. Terra Nova had no production in the third quarter of 2006 due to a planned maintenance turnaround.

During the third quarter of 2007, East Coast Canada realized crude prices increased slightly, compared with the third quarter of 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

	Third Quarter 2007	Third Quarter 2006
Production net (b/d)
Terra Nova	44,300	–
Hibernia	27,900	33,500
White Rose	29,900	28,800
Total East Coast Canada production net	102,100	62,300
Average realized crude price ($/bbl)	$76.83	$74.26

The Terra Nova Floating Production Storage and Offloading (FPSO) vessel operated at 90% facility reliability in the third quarter of 2007 and achieved a cumulative production milestone of 200 million barrels in July. Performance of the Terra Nova FPSO swivel was unchanged in the third quarter of 2007. Plans are being developed for the repair or replacement of the swivel if performance deteriorates.

In September 2007, the gas turbine that drives the starboard main power generator (MPG) on the Terra Nova FPSO sustained damage requiring shutdown of that generator for inspection and repair. This work is expected to take up to 10 weeks. The Company does not expect this repair to impact its production guidance for East Coast Canada for the year.

During the third quarter of 2007, the SeaRose FPSO in the White Rose field continued to operate reliably, producing at 108,700 b/d gross (29,900 b/d net). A scheduled 16-day turnaround was completed at White Rose in the third quarter of 2007.

In September, the Government of Newfoundland and Labrador approved the Canada-Newfoundland and Labrador Offshore Petroleum Board’s (C-NLOPB) recommendation to permit development of the South White Rose Extension. Shortly thereafter, the White Rose partners reached an agreement in principle with the province on fiscal and other terms for the White Rose Expansion development, incorporating the South White Rose Extension, North Amethyst and West White Rose satellite fields. The White Rose partners continue to work with the province to develop a binding agreement and, in turn, a set of formal agreements.

Scheduled Turnarounds

No major turnaround activity is planned for Terra Nova, White Rose or Hibernia for the remainder of 2007.

East Coast Canada Royalties

In the third quarter of 2007, East Coast Canada royalties averaged 18%, up from 3% in the third quarter of 2006. Royalties in the third quarter of 2006 were down due to the Terra Nova turnaround. Terra Nova production was subject to Tier I royalties of 30% of net revenue, or approximately 25% of gross revenues in the third quarter of 2007. In the third quarter of 2007, White Rose incurred a Tier I royalty of 20% of net revenue (subject to government assessment), thereby increasing the effective royalty rates from 5% to 16% of gross revenues. In the third quarter of 2007, production from Hibernia continued to be subject to basic royalties of 5% of gross revenue.

Other Developments

In August, the Hebron partners signed a non-binding memorandum of understanding with the Government of Newfoundland and Labrador related to the fiscal and other terms for the future development of the Hebron/Ben Nevis offshore oilfield.

International

For reporting purposes, Petro-Canada has consolidated its International activities into two regions: North Sea (the U.K., the Netherlands and Norway sectors) and Other International (Trinidad and Tobago, Libya, Syria and Venezuela). This change better reflects existing production and exploration interests.

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (loss) from continuing operations (1)	$200	$139	$404	$(205)
Cash flow from continuing operating activities	$455	$180	$1,088	$669

(1)
International crude oil inventory movements increased net earnings from continuing operations by $58 million before-tax ($13 million after-tax) and $28 million before-tax ($6 million after-tax) for the three and nine months ended September 30, 2007, respectively. The same factor decreased the net earnings from continuing operations by $2 million before-tax ($3 million after-tax) and decreased the net loss from continuing operations by $35 million before-tax ($(3) million after-tax) for the three and nine months ended September 30, 2006, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

Buzzard achieved plateau production in August 2007, contributing to the strong net earnings for the quarter.

In the third quarter of 2007, International had net earnings from continuing operations of $200 million, compared with $139 million in the third quarter of 2006. Higher volumes from the North Sea were partially offset by higher operating costs and increased exploration and DD&A expenses. Higher exploration expenses related to the Company’s drilling program, primarily in Syria, and seismic costs in Norway. Higher operating costs and increased DD&A expenses related primarily to the addition of North Sea projects (Buzzard, De Ruyter and L5b-C). Net earnings from continuing operations in the third quarter of 2007 included a $70 million unrealized gain and an $87 million realized loss on the Buzzard derivative contracts. The net earnings from continuing operations in the third quarter of 2006 included a $79 million unrealized gain on the derivative contracts associated with Buzzard.

International Production and Pricing

International production from continuing operations increased 65% in the third quarter of 2007, compared with the third quarter of 2006.

In the third quarter of 2007, production from the U.K. and the Netherlands sectors of the North Sea increased by 180%, reflecting the addition of production from Buzzard, De Ruyter and L5b-C, partially offset by anticipated natural declines. Other International production was relatively unchanged in the third quarter of 2007, compared with the third quarter of 2006.

	Third Quarter 2007	Third Quarter 2006
Production from continuing operations net (boe/d)
U.K. sector of the North Sea	75,200	24,400
The Netherlands sector of the North Sea	22,100	10,400
North Sea	97,300	34,800
Other International	59,900	60,400
Total International production net	157,200	95,200
Average realized crude oil and NGL prices from continuing operations ($/bbl)	$77.33	$75.46
Average realized natural gas price from continuing operations ($/Mcf)	$5.91	$6.68

International operations’ realized crude oil and NGL prices increased 2% in the third quarter of 2007, compared with the same period in 2006. Realized prices from continuing operations for natural gas decreased 12% in the third quarter of 2007, compared with the same period in the prior year.

North Sea

In the U.K. sector of the North Sea, Buzzard production averaged approximately 176,600 boe/d gross (52,800 boe/d net) in the third quarter of 2007. The field has 10 production wells and achieved plateau production of 200,000 boe/d gross (59,800 boe/d net) during the third quarter of 2007. The partners continue to evaluate solutions to address the elevated levels of hydrogen sulphide (H2S) in some of the producing wells. A decision on the appropriate solution required for the long term is expected around year end.

In the Netherlands sector of the North Sea, production from the Petro-Canada operated De Ruyter facility continued at the rated platform capacity of 27,000 b/d gross (about 14,600 b/d net) in the third quarter of 2007. The Hanze platform successfully completed its planned shutdown in July.

Other International

Production in Libya averaged 49,100 boe/d in the third quarter of 2007, down slightly from 49,700 boe/d in the same quarter of 2006.

Preparations continued for exploration activities on Block 137 in the Sirte basin in Libya, including the completion of an environmental impact assessment in the third quarter of 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

Trinidad and Tobago offshore gas production averaged 65 MMcf/d in the third quarter of 2007, flat compared with 64 MMcf/d in the third quarter of 2006. In the third quarter of 2007, Petro-Canada completed and received approval of its environmental impact assessments for the drilling programs on Blocks 1a, 1b and 22 in advance of the arrival of the contracted drilling rigs. The Company drilled the Zandolie West exploration well on Block 1a. The well has been completed and the results are being evaluated. Drilling of the Anole well on Block 1b is currently underway and a second well on Block 1a, Zandolie East, is expected to be drilled later this year. The Company continued to prepare for exploration drilling on Block 22, with operations expected to begin in the fourth quarter of 2007.

In the third quarter of 2007, the settlement with the Venezuelan government for the sale of Petro-Canada’s interest in the La Ceiba project was completed.

Ebla Gas Project

In the third quarter of 2007, Petro-Canada continued to advance FEED and undertook 2D and 3D seismic operations. The first well is expected to spud late in the fourth quarter of 2007. When completed, the Ebla gas project in Syria is expected to produce 80 MMcf/d of natural gas, with first gas anticipated in 2010.

Discontinued Operations

On January 31, 2006, Petro-Canada completed the sale of the Company’s mature producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for net proceeds of $640 million. The sale resulted in a gain on disposal of $134 million recorded in the first quarter of 2006. This sale aligned with Petro-Canada’s strategy to focus on long-life and operated assets within its asset portfolio. Petro-Canada’s activities in Syria remain an important part of the Company’s international portfolio, with an active exploration program in Block II and the addition of the Ebla natural gas project in Syria during 2006.

Discontinued Operations	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings from discontinued operations	$–	$–	$–	$152
Cash flow from discontinued operating activities	$–	$–	$–	$15
Production net (boe/d)	–	–	–	7,000
Average realized crude oil and NGL price ($/bbl)	$–	$–	$–	$71.84
Average realized natural gas price ($/Mcf)	$–	$–	$–	$7.94

DOWNSTREAM

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	$105	$176	$548	$390
Cash flow from continuing operating activities	$215	$229	$749	$521

The Downstream had a solid quarter despite the impact of a less favourable business environment.

The Downstream business recorded net earnings of $105 million in the third quarter of 2007, down compared with $176 million in the same quarter of 2006. The decrease in net earnings reflected less favourable crude price differentials, lower asphalt and petrochemical margins, negative foreign exchange impacts, and increased operating costs reflecting higher repair, maintenance and shutdown expenses. This was partially offset by stronger retail margins, higher refinery yields and higher gasoline and distillate cracking margins.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

Downstream Net Earnings

	Third Quarter 2007	Third Quarter 2006
Refining and Supply net earnings (millions of Canadian dollars)	$58	$150
New York Harbor 3-2-1 crack spread (US$/bbl) (1)	$12.41	$10.18
Marketing net earnings (millions of Canadian dollars)	$47	$26

The average New York Harbor 3-2-1 refinery crack spread (1) was $12.41 US/bbl in the third quarter of 2007, up from $10.18 US/bbl in the third quarter of 2006. The average international light/heavy crude price differential was $11.80 US/bbl in the third quarter of 2007, compared with $13.99 US/bbl in the third quarter of 2006.

In the third quarter of 2007, total sales of refined petroleum products decreased 1% to 4.9 billion litres, compared with the same period last year. The decrease reflects lower Refining and Supply low-margin sales volumes, partially offset by higher Retail and Wholesale volumes.

Refining and Supply contributed third quarter 2007 net earnings of $58 million, down significantly compared with $150 million in the same quarter of 2006. Results reflected less favourable crude price differentials, lower asphalt and petrochemical margins, and negative foreign exchange impacts. This was partially offset by higher refinery yields and higher cracking margins.

Marketing contributed third quarter 2007 net earnings of $47 million, up compared with $26 million in the same quarter of 2006. In the third quarter of 2007, Marketing results reflected increased fuel and non-petroleum margins.

Downstream Turnaround Activity

No major turnarounds are planned at the Company’s Downstream facilities for the remainder of 2007.

Edmonton Refinery Conversion Project

At the Edmonton refinery, the Company is investing to convert the facility to run bitumen-based feedstock. It is expected that the refinery conversion program will enable Petro-Canada to directly upgrade up to 26,000 b/d of bitumen and process up to 48,000 b/d of sour synthetic crude oil, replacing the conventional light crude feedstock refined today.

At the end of the third quarter of 2007, Petro-Canada had completed 46% of the construction and all the major vessels and modules were on site. Of the estimated $2 billion investment, approximately 77% had been committed at the end of the third quarter of 2007. The project is anticipated to start up in the fourth quarter of 2008.

(1)
On January 1, 2007, the New York Harbor 3-2-1 crack spread calculation changed and it is now based on RBOB gasoline (the base for blending gasoline with 10% denatured ethanol) as opposed to conventional gasoline. Due to this change in specification, the 2007 crack spread values are not directly comparable to 2006 values.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

CORPORATE

Shared Services	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (loss)	$13	$(13)	$(59)	$(158)
Cash flow from continuing operating activities	$(64)	$(10)	$(92)	$(226)

Shared Services recorded net earnings of $13 million in the third quarter of 2007, compared with a net loss of $13 million for the same period in 2006. The third quarter 2007 net earnings included a $10 million charge related to the mark-to-market valuation of stock-based compensation and a $78 million foreign currency translation gain, compared with a $31 million recovery and a $1 million loss, respectively, in the third quarter of 2006.

Interest expense was $39 million before-tax during the third quarter of 2007, down from $41 million in the third quarter of the prior year. The Company capitalized $8 million of interest expense during the quarter, compared with $10 million in the third quarter of 2006.

Cash flow from continuing operating activities was affected by two items that typically cause differences between earnings and cash flow from continuing operating activities. Tax deferrals resulting from the Company's upstream partnership increased cash flow from continuing operating activities by about $3 million in the quarter, compared with a decrease of $10 million in the same period last year. The inventory valuation method prescribed for income tax purposes in the Downstream business decreased cash flow from continuing operating activities by $17 million in the third quarter of 2007, compared with an increase of $36 million in the third quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Cash flow from continuing operating activities	$1,340	$959	$3,941	$2,644
Cash flow from discontinued operating activities	–	–	–	15
Net cash outflows from:
Investing activities	(877)	(738)	(2,450)	(1,688)
Financing activities	(277)	(182)	(900)	(1,080)
Increase (decrease) in cash and cash equivalents	186	39	591	(109)
Cash and cash equivalents	$1,090	$680	$1,090	$680

Petro-Canada’s financing strategy is designed to maintain financial strength and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow from continuing operating activities and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow from continuing operating activities ratio, a key short-term leverage measure, was 0.5 times at September 30, 2007. This is within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 17.1% at September 30, 2007, below the Company's target range of 25% to 35%.

Financial Ratios	September 30, 2007	December 31, 2006	September 30, 2006
Debt-to-cash flow from continuing operating activities (times)	0.5	0.8	0.7
Debt-to-debt plus equity (%)	17.1	21.7	21.9

Operating Activities

Excluding cash and cash equivalents and the current portion of long-term debt, the operating working capital deficiency was $1,277 million at the end of the third quarter of 2007, compared with an operating working capital deficiency of $1,014 million at December 31, 2006. The working capital deficiency was higher primarily due to an increase in accounts payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

Investing Activities

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Upstream
North American Natural Gas	$176	$151	$497	$485
Oil Sands	101	93	297	288
International & Offshore
East Coast Canada	40	54	126	188
International (1)	209	171	538	467
	526	469	1,458	1,428
Downstream
Refining and Supply	312	242	809	717
Sales and Marketing	68	42	104	74
Lubricants	8	6	15	44
	388	290	928	835
Shared Services	5	9	17	15
Total property, plant and equipment
and exploration	919	768	2,403	2,278
Other assets	73	9	105	41
Total continuing operations	992	777	2,508	2,319
Discontinued operations	–	–	–	1
Total	$992	$777	$2,508	$2,320

(1)	International excludes capital expenditures related to the mature Syrian producing assets, which were sold by the Company in January 2006.

Financing Activities

At the end of the third quarter of 2007, the Company’s syndicated committed credit facilities totalled $2,200 million. The Company also had bilateral demand credit facilities of $953 million. A total of $1,589 million of the credit facilities was used for letters of credit and overdraft coverage as at September 30, 2007. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at the end of the third quarter of 2007.

As at September 30, 2007, the Company’s unsecured long-term debt securities were rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remain unchanged from year-end 2006.

Returning Cash to Shareholders

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program. Petro-Canada renewed its NCIB program for the repurchase of its common shares from June 22, 2007 to June 21, 2008, entitling the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions.

In the third quarter of 2007, the Company repurchased 4.0 million shares, compared with 2.9 million in the same period last year. The level of activity in the NCIB program in the third quarter of 2007 reflected the use of cash generated by high commodity prices in excess of capital expenditures. The level of activity in the NCIB program during the first two quarters of 2006 reflected the use of proceeds from the sale of the mature Syrian assets to buy back shares. Future share repurchases will be dependent on excess cash available after consideration of the Company’s priority uses of cash.

	Shares Repurchased		Average Price		Total Cost ($ millions)
Period	2007	2006	2007	2006	2007	2006
First quarter	2,000,000	8,786,800	$43.63	$54.14	$87	$476
Second quarter	8,000,000	7,100,000	$53.44	$49.32	$428	$350
Third quarter	3,998,000	2,891,600	$55.15	$46.51	$220	$135
Year to date	13,998,000	18,778,400	$52.53	$51.14	$735	$961

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

Contingent Liabilities and Contractual Obligations

Contractual obligations are summarized in the Company’s 2006 annual MD&A and contingent liabilities are disclosed in Note 25 of the 2006 annual Consolidated Financial Statements. Total contractual obligations at September 30, 2007 were $26.2 billion. During the third quarter of 2007, total contractual obligations decreased by approximately $0.4 billion due to the strengthening Canadian dollar.

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 26 to the 2006 annual Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements is not expected to be material.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, Petro-Canada entered into a series of derivative contracts relating to the future sale of crude oil based on Brent crude oil prices. As a result of the strengthening of the Canadian dollar relative to the U.S. dollar, partially offset by the increase in Brent crude oil prices in the third quarter of 2007 compared with the second quarter of 2007, the mark-to-market unrealized gain associated with these derivative contracts was $70 million after-tax in the third quarter of 2007. This compares with an unrealized gain of $79 million after-tax in the third quarter of 2006.

In the third quarter of 2007, the Company recorded a realized loss on these derivative contracts of $87 million after-tax.

As at September 30, 2007, there was no material change in the Company’s risks or risk management activities since December 31, 2006. Petro-Canada’s risk management activities are conducted in accordance with the policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2006 AIF and the risk management section of the 2006 annual MD&A.

SHAREHOLDER INFORMATION

As at September 30, 2007, Petro-Canada’s outstanding common shares totalled 485.2 million and averaged 487.6 million during the third quarter of 2007. This figure compares with outstanding common shares of 498.2 million as at September 30, 2006 and average shares outstanding of 500.1 million for the quarter ended September 30, 2006.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, October 25, 2007 at 9:00 a.m. eastern daylight time (EDT). To participate, please call 1-866-898-9626 (toll-free in North America), 00-800-8989-6323 (toll-free internationally), or 416-340-2216 at 8:55 a.m. EDT. Media are invited to listen to the call by dialing 1-866-540-8136 (toll-free in North America) or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by dialing 1-800-408-3053 (toll-free in North America) or 416-695-5800 (pass code number 3237855#). A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/en/investors/845.aspx on October 25, 2007 at 9:00 a.m. EDT. Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

SELECT OPERATING DATA
September 30, 2007

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Before Royalties
Crude oil and NGL production net (Mb/d)
North American Natural Gas (1)	12.6	14.2	12.5	14.3
Oil Sands	63.8	59.0	58.6	50.1
International & Offshore
East Coast Canada	102.1	62.3	102.6	68.6
International
North Sea	87.5	26.5	79.0	30.8
Other International (2)	49.1	49.7	47.3	50.1
	315.1	211.7	300.0	213.9

Natural gas production net, excluding injectants (MMcf/d)
North American Natural Gas (1)	599	611	601	617
International
North Sea	59	50	58	64
Other International (2)	65	64	71	62
	723	725	730	743

Total production from continuing operations (Mboe/d) net before royalties (3)	436	333	422	338
Discontinued operations
Crude oil and NGL production net (Mb/d)	–	–	–	6.8
Natural gas production net, excluding injectants (MMcf/d)	–	–	–	3
Total production from discontinued operations (Mboe/d) net before royalties (3)	–	–	–	7
Total production (Mboe/d) net before royalties (3)	436	333	422	345
After Royalties
Crude oil and NGL production net (Mb/d)
North American Natural Gas (1)	10.1	11.0	9.9	10.9
Oil Sands	57.1	54.1	53.3	46.3
International & Offshore
East Coast Canada	83.7	60.4	88.4	63.9
International
North Sea	87.5	26.5	79.0	30.8
Other International (2)	44.9	44.9	42.7	45.3
	283.3	196.9	273.3	197.2

Natural gas production net, excluding injectants (MMcf/d)
North American Natural Gas (1)	476	509	473	493
International
North Sea	59	50	58	64
Other International (2)	32	34	40	32
	567	593	571	589

Total production from continuing operations (Mboe/d) net after royalties (3)	378	296	368	295
Discontinued operations
Crude oil and NGL production net (Mb/d)	–	–	–	1.8
Natural gas production net, excluding injectants (MMcf/d)	–	–	–	1
Total production from discontinued operations (Mboe/d) net after royalties (3)	–	–	–	2
Total production (Mboe/d) net after royalties (3)	378	296	368	297
Petroleum product sales (thousands of m3/d)
Gasoline	25.6	25.7	24.3	24.5
Distillates	18.1	18.5	19.5	19.3
Other, including petrochemicals	9.9	10.2	9.0	8.2
	53.6	54.4	52.8	52.0

Crude oil processed by Petro-Canada (thousands of m3/d)	40.2	41.1	40.1	37.7
Average refinery utilization (%)	99	101	99	93
Downstream net earnings after-tax (cents/litre)	2.1	3.5	3.8	2.7

(1)	North American Natural Gas includes Western Canada and U.S. Rockies.
(2)	Other International excludes production relating to the mature Syrian producing assets, which were sold in January 2006 and reported as discontinued operations.
(3)	Natural gas converted at six Mcf of natural gas to one bbl of oil.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

AVERAGE PRICE REALIZED
September 30, 2007

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Crude oil and NGL ($/bbl)
North American Natural Gas (1)	69.98	69.25	63.97	67.10
Oil Sands	64.80	61.46	58.21	56.62
International & Offshore
East Coast Canada	76.83	74.26	72.83	73.12
International
North Sea (2)	77.19	76.46	71.88	74.48
Other International	77.59	74.92	73.32	74.49
Total crude oil and NGL from continuing operations	74.32	70.76	69.42	69.33
Discontinued operations	–	–	–	71.84
Total crude oil and NGL	74.32	70.76	69.42	69.40
Natural gas ($/Mcf)
North American Natural Gas (1)	5.17	5.97	6.47	6.96
International
North Sea	6.87	8.19	7.70	9.00
Other International	4.19	4.46	4.60	5.28
Total natural gas from continuing operations	5.28	6.06	6.47	7.07
Discontinued operations	–	–	–	7.94
Total natural gas	5.28	6.06	6.47	7.07

(1)	North American Natural Gas includes Western Canada and the U.S. Rockies.
(2)
North Sea average realized prices do not include the impact of the derivative contracts associated with the Company’s acquisition of an interest in the Buzzard field. If you include the impact of the derivative contracts associated with Buzzard, the average realized price for North Sea crude oil and NGL would be $60.83/bbl and $65.78/bbl for the three and nine months ended September 30, 2007, respectively.

EFFECTIVE ROYALTY RATES
September 30, 2007

	Three months ended September 30,		Nine months ended September 30,
(% of sales revenues)	2007	2006	2007	2006
North American Natural Gas	20%	17%	21%	21%
Oil Sands	10%	8%	9%	7%
International & Offshore
East Coast Canada	18%	3%	14%	7%
International
North Sea	–	–	–	–
Other International	16%	16%	17%	16%
Total continuing operations	13%	11%	13%	13%
Discontinued operations	–	–	–	74%
Total	13%	11%	13%	14%

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

SHARE INFORMATION
September 30, 2007

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Weighted-average common shares outstanding (millions)	487.6	500.1	491.6	505.9
Weighted-average diluted common shares outstanding (millions)	492.6	505.8	496.7	512.0
Net earnings – basic ($/share)	1.59	1.36	4.50	2.68
– diluted ($/share)	1.58	1.34	4.45	2.65
Cash flow from continuing operating activities ($/share)	2.75	1.92	8.02	5.23
Dividends ($/share)	0.13	0.10	0.39	0.30
Toronto Stock Exchange:
Share price (1) – High	61.25	53.30	61.25	58.59
– Low	50.97	42.38	41.02	42.38
– Close at September 28	57.07	45.01	57.07	45.01
Shares traded (millions)	111.0	111.1	399.3	375.6
New York Stock Exchange:
Share price (2) – High	58.41	48.24	58.41	51.11
– Low	47.51	37.78	34.91	37.78
– Close at September 28	57.39	40.33	57.39	40.33
Shares traded (millions)	47.9	32.3	129.6	104.3

(1)	Share price is in Canadian dollars and represents the closing price.
(2)	Share price is in U.S. dollars and represents the closing price.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PETRO-CANADA

SELECT FINANCIAL DATA
September 30, 2007
(unaudited, millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Net earnings
Upstream
North American Natural Gas	$55	$78	$248	$314
Oil Sands	110	108	187	190
International & Offshore
East Coast Canada	293	190	883	673
International	200	139	404	(205)
Downstream	105	176	548	390
Shared Services	13	(13)	(59)	(158)
Discontinued operations	–	–	–	152
Net earnings	$776	$678	$2,211	$1,356

Cash flow from continuing operating activities	$1,340	$959	$3,941	$2,644

Average capital employed (1)
Upstream			$7,967	$8,057
Downstream			4,910	4,048
Shared Services			398	195
Total Company			$13,275	$12,300

Return on capital employed (1) (%)
Upstream			26.7	22.6
Downstream			12.9	12.4
Total Company			20.3	17.8

Return on equity (1) (%)			24.2	21.9

Debt			$2,367	$2,772
Cash and cash equivalents (1)			$1,090	$680
Debt-to-cash flow from continuing operating activities (times)			0.5	0.7
Debt-to-debt plus equity (%)			17.1	21.9

(1)	Includes discontinued operations.

PETRO-CANADA

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)
For the periods ended September 30
(millions of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenue
Operating	$5,549	$5,065	$15,945	$14,316
Investment and other income (expense) (Note 5)	(52)	136	(129)	(197)
	5,497	5,201	15,816	14,119
Expenses
Crude oil and product purchases	2,562	2,745	7,392	7,423
Operating, marketing and general	919	742	2,732	2,345
Exploration	65	57	307	232
Depreciation, depletion and amortization	498	311	1,455	958
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	(93)	1	(234)	(70)
Interest	39	41	122	128
	3,990	3,897	11,774	11,016

Earnings from continuing operations before income taxes	1,507	1,304	4,042	3,103

Provision for income taxes (Note 6)
Current	607	460	1,704	1,618
Future	124	166	127	281
	731	626	1,831	1,899

Net earnings from continuing operations	776	678	2,211	1,204

Net earnings from discontinued operations (Note 4)	-	-	-	152

Net earnings	$776	$678	$2,211	$1,356

Earnings per share from continuing operations (Note 7)
Basic	$1.59	$1.36	$4.50	$2.38
Diluted	$1.58	$1.34	$4.45	$2.35

Earnings per share (Note 7)
Basic	$1.59	$1.36	$4.50	$2.68
Diluted	$1.58	$1.34	$4.45	$2.65

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited) (Note 3)
For the periods ended September 30
(millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Net earnings	$776	$678	$2,211	$1,356
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	(60)	30	(256)	123
Comprehensive income	$716	$708	$1,955	$1,479

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the periods ended September 30
(millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Operating activities
Net earnings	$776	$678	$2,211	$1,356
Less: Net earnings from discontinued operations	-	-	-	152
Net earnings from continuing operations	776	678	2,211	1,204
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	498	311	1,455	958
Future income taxes	124	166	127	281
Accretion of asset retirement obligations	16	14	50	41
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	(93)	1	(234)	(70)
Gain on sale of assets	(8)	(4)	(78)	(24)
Unrealized (gain) loss associated with the Buzzard derivative contracts (Note 12)	(107)	(117)	21	210
Other	3	10	10	23
Exploration expenses	20	26	183	73
Decrease (increase) in non-cash working capital related to continuing operating activities	111	(126)	196	(52)
Cash flow from continuing operating activities	1,340	959	3,941	2,644
Cash flow from discontinued operating activities (Note 4)	-	-	-	15
Cash flow from operating activities	1,340	959	3,941	2,659

Investing activities
Expenditures on property, plant and equipment and exploration	(919)	(768)	(2,403)	(2,279)
Proceeds from sale of assets (Note 4)	83	12	177	675
Increase in other assets	(73)	(9)	(105)	(41)
Decrease (increase) in non-cash working capital related to investing activities	32	27	(119)	(43)
Cash used in investing activities	(877)	(738)	(2,450)	(1,688)

Financing activities
Repayment of long-term debt	(3)	(1)	(6)	(5)
Proceeds from issue of common shares (Note 9)	9	4	33	37
Purchase of common shares (Note 9)	(220)	(135)	(735)	(961)
Dividends on common shares	(63)	(50)	(192)	(151)
Cash used in financing activities	(277)	(182)	(900)	(1,080)

Increase (decrease) in cash and cash equivalents	186	39	591	(109)
Cash and cash equivalents at beginning of period	904	641	499	789
Cash and cash equivalents at end of period	$1,090	$680	$1,090	$680

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED BALANCE SHEET (unaudited)
As at September 30, 2007
(millions of Canadian dollars)

	September 30, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$1,090	$499
Accounts receivable	1,731	1,600
Inventories	758	632
Future income taxes	203	95
	3,782	2,826

Property, plant and equipment, net	18,697	18,577
Goodwill	719	801
Other assets (Note 3)	434	442
	$23,632	$22,646

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$3,825	$3,319
Income taxes payable	144	22
Current portion of long-term debt (Note 8)	3	7
	3,972	3,348

Long-term debt (Notes 3 and 8)	2,364	2,887
Other liabilities (Note 12)	1,561	1,826
Asset retirement obligations	1,181	1,170
Future income taxes	3,042	2,974
Commitments and contingent liabilities (Note 13)

Shareholders' equity
Common shares (Note 9)	1,365	1,366
Contributed surplus (Note 9)	24	469
Retained earnings	10,330	8,557
Accumulated other comprehensive income (Note 3)
Foreign currency translation adjustment	(207)	49
	11,512	10,441
	$23,632	$22,646

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)
For the periods ended September 30
(millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Retained earnings at beginning of period	$9,826	$7,595	$8,557	$7,018
Cumulative effect of adopting new accounting standards (Note 3)	-	-	8	-
Net earnings	776	678	2,211	1,356
Dividends on common shares	(63)	(50)	(192)	(151)
Charges for normal course issuer bid (Note 9)	(209)	-	(254)	-
Retained earnings at end of period	$10,330	$8,223	$10,330	$8,223

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1.      SEGMENTED INFORMATION FROM CONTINUING OPERATIONS
 Three months ended September 30,

	Upstream
					International & Offshore
	North American Natural Gas		Oil Sands		East Coast Canada		International		Downstream		Shared Services		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Revenue
Sales to customers	$308	$344	$145	$201	$671	$551	$1,079	$505	$3,346	$3,464	$-	$-	$5,549	$5,065
Investment and other income (expense) (1)	1	4	(3)	-	(5)	-	(34)	114	(3)	11	(8)	7	(52)	136
Inter-segment sales	70	99	316	246	114	44	-	-	5	2	-	-
Segmented revenue	379	447	458	447	780	595	1,045	619	3,348	3,477	(8)	7	5,497	5,201
Expenses
Crude oil and product purchases	62	67	112	122	158	166	-	-	2,229	2,387	1	3	2,562	2,745
Inter-segment transactions	2	1	1	19	2	1	-	-	500	370	-	-
Operating, marketing and general	124	117	149	103	68	94	144	82	390	373	44	(27)	919	742
Exploration	25	40	1	5	5	-	34	12	-	-	-	-	65	57
Depreciation, depletion and amortization	108	100	33	37	105	46	180	51	72	71	-	6	498	311
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(93)	1	(93)	1
Interest	-	-	-	-	-	-	-	-	-	-	39	41	39	41
	321	325	296	286	338	307	358	145	3,191	3,201	(9)	24	3,990	3,897
Earnings (loss) from continuing operations before income taxes	58	122	162	161	442	288	687	474	157	276	1	(17)	1,507	1,304
Provision for income taxes
Current	55	84	5	3	163	113	379	280	40	27	(35)	(47)	607	460
Future	(52)	(40)	47	50	(14)	(15)	108	55	12	73	23	43	124	166
	3	44	52	53	149	98	487	335	52	100	(12)	(4)	731	626
Net earnings (loss) from continuing operations	$55	$78	$110	$108	$293	$190	$200	$139	$105	$176	$13	$(13)	$776	$678
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$176	$151	$101	$93	$40	$54	$209	$171	$388	$290	$5	$9	$919	$768
Cash flow from continuing operating activities	$155	$135	$176	$193	$403	$232	$455	$180	$215	$229	$(64)	$(10)	$1,340	$959
Total assets from continuing operations	$3,986	$3,770	$3,121	$2,828	$2,333	$2,358	$5,661	$5,324	$7,668	$6,359	$863	$568	$23,632	$21,207

(1)
Investment and other income (expense) for the International segment includes unrealized gains relating to the Buzzard derivative contracts of $107 million for the three months ended September 30, 2007 ($117 million for the three months ended September 30, 2006) (Notes 5  and 12).

(2)	Consolidated expenditures include capitalized interest in the amount of $8 million for the three months ended September 30, 2007 ($10 million for the three months ended September 30, 2006).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1.     SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 4)
Nine months ended September 30,

	Upstream
					International & Offshore
	North American Natural Gas		Oil Sands		East Coast Canada		International		Downstream		Shared Services		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Revenue
Sales to customers	$1,016	$1,152	$458	$449	$2,052	$1,470	$2,654	$1,820	$9,765	$9,425	$-	$-	$15,945	$14,316
Investment and other income (expense) (1)	66	5	(3)	-	(11)	(1)	(163)	(220)	(7)	13	(11)	6	(129)	(197)
Inter-segment sales	238	277	759	609	352	201	-	-	12	9	-	-
Segmented revenue	1,320	1,434	1,214	1,058	2,393	1,670	2,491	1,600	9,770	9,447	(11)	6	15,816	14,119
Expenses
Crude oil and product purchases	165	203	366	323	545	338	-	-	6,308	6,558	8	1	7,392	7,423
Inter-segment transactions	6	3	11	36	6	6	-	-	1,338	1,051	-	-
Operating, marketing and general	368	340	436	366	186	202	421	242	1,100	1,115	221	80	2,732	2,345
Exploration	122	112	25	17	14	1	146	102	-	-	-	-	307	232
Depreciation, depletion and amortization	325	298	112	98	319	165	478	207	213	181	8	9	1,455	958
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(234)	(70)	(234)	(70)
Interest	-	-	-	-	-	-	-	-	-	-	122	128	122	128
	986	956	950	840	1,070	712	1,045	551	8,959	8,905	125	148	11,774	11,016
Earnings (loss) from continuing operations before income taxes	334	478	264	218	1,323	958	1,446	1,049	811	542	(136)	(142)	4,042	3,103
Provision for income taxes (Note 6)
Current	157	250	(5)	(7)	488	346	1,005	948	157	119	(98)	(38)	1,704	1,618
Future	(71)	(86)	82	35	(48)	(61)	37	306	106	33	21	54	127	281
	86	164	77	28	440	285	1,042	1,254	263	152	(77)	16	1,831	1,899
Net earnings (loss) from continuing operations	$248	$314	$187	$190	$883	$673	$404	$(205)	$548	$390	$(59)	$(158)	$2,211	$1,204
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$497	$485	$297	$288	$126	$188	$538	$467	$928	$835	$17	$15	$2,403	$2,278
Cash flow from continuing operating activities	$561	$543	$405	$300	$1,230	$837	$1,088	$669	$749	$521	$(92)	$(226)	$3,941	$2,644
Total assets from continuing operations	$3,986	$3,770	$3,121	$2,828	$2,333	$2,358	$5,661	$5,324	$7,668	$6,359	$863	$568	$23,632	$21,207

(1)
Investment and other income (expense) for the International segment includes unrealized losses relating to the Buzzard derivative contracts of $21 million for the nine months ended September 30, 2007 ($210 million for the nine months ended September 30, 2006) (Notes 5  and 12).

(2)	Consolidated expenditures include capitalized interest in the amount of $21 million for the nine months ended September 30, 2007 ($24 million for the nine months ended September 30, 2006).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION

The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the December 31, 2006 audited Consolidated Financial Statements. The interim Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles and follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements, except for changes as described in Note 3.

3.	CHANGES IN ACCOUNTING POLICIES

The Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Presentation and Disclosure; and Section 3865, Hedges on January 1, 2007.

As a result of adopting CICA Section 1530, Comprehensive Income, a new Statement of Comprehensive Income forms part of the Company’s Consolidated Financial Statements. Gains and losses from the translation into Canadian dollars of assets and liabilities, including associated long-term debt, of the Company’s self-sustaining foreign operations are now presented as a separate component of other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income.  Accumulated other comprehensive income (loss) is presented as a separate component of shareholders’ equity in the Consolidated Balance Sheet.  Previously, these gains and losses were deferred and included in the foreign currency translation adjustment as part of shareholders’ equity.

As a result of adopting CICA Section 3855, Financial Instruments – Recognition and Measurement, long-term debt is measured at fair value when initially recognized and, after initial recognition, at amortized cost using the effective interest method.  Transaction costs and premiums or discounts directly attributable to the issuance of long-term debt are now added to the fair value on initial recognition.  Previously, these amounts were deferred and amortized using the straight line method over the term of the debt.  Unamortized amounts were separately presented in other assets on the Consolidated Balance Sheet.  In accordance with the transitional provisions, prior periods have not been restated as a result of adopting this new accounting standard.  To recognize the cumulative prior period effect, the following balance sheet categories were impacted on January 1, 2007:

Increase (Decrease)
Other assets	$(101)
Long-term debt	(112)
Future income taxes liability	3
Retained earnings	8

There is no other material impact on the Consolidated Financial Statements for adoption of these new standards.

4.	DISCONTINUED OPERATIONS

On January 31, 2006, the Company completed the sale of its mature producing assets in Syria for net proceeds of $640 million, resulting in a gain on sale of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Revenue (1)	$-	$-	$-	$168
Expenses
Operating, marketing and general	-	-	-	6
Earnings from discontinued operations before income taxes	-	-	-	162
Provision for income taxes	-	-	-	10
Net earnings from discontinued operations	$-	$-	$-	$152

(1)   Revenue includes the gain on sale of $134 million.

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

5.	INVESTMENT AND OTHER INCOME (EXPENSE)

Investment and other income (expense) includes net gains (losses) on derivative contracts (Note 12) of $(30) million and $(171) million for the three and nine months ended September 30, 2007, respectively ($127 million and $(207) million for the three and nine months ended September 30, 2006) and net gains on sales of assets of $8 million and $78 million for the three and nine months ended September 30, 2007, respectively ($4 million and $24 million for the three and nine months ended September 30, 2006).

6.	INCOME TAXES

The provisions for future income taxes for the nine months ended September 30, 2007 and September 30, 2006 were reduced by $18 million and $63 million respectively due to reductions in the Canadian federal and provincial income tax rates. The adjustments were allocated to the segments as a decrease (increase) to the tax provisions as follows: North American Natural Gas - $1 million ($6 million - September 30, 2006), Oil Sands - $7 million ($44 million - September 30, 2006), East Coast Canada - $5 million ($37 million - September 30, 2006), International - $nil ($(64) million - September 30, 2006), Downstream - $6 million ($41 million - September 30, 2006) and Shared Services $(1) million ($(1) million - September 30, 2006).

The provision for future income taxes for the nine months ended September 30, 2007 was reduced by $30 million as a result of the increase in the U.K. supplemental corporate income tax rate and the resulting impact of 2005 qualifying capital expenditures being deducted at the increased rate. The provision for future income taxes for the nine months ended September 30, 2006 includes a $242 million charge due to the enacted increase in the U.K. supplemental corporate income tax rate. The adjustments were allocated to the Company’s International business segment.

The provision for current taxes for the nine months ended September 30, 2006 was increased by $70 million due to the Quebec government enacting retroactive tax legislation. The adjustment was allocated to Shared Services.

7.	EARNINGS PER SHARE

The following table provides the common shares used in calculating earnings per share amounts:

	Three months ended September 30,		Nine months ended September 30,
(millions)	2007	2006	2007	2006
Weighted-average number of common shares outstanding - basic	487.6	500.1	491.6	505.9
Effect of dilutive stock options	5.0	5.7	5.1	6.1
Weighted-average number of common shares outstanding - diluted	492.6	505.8	496.7	512.0

8.      LONG-TERM DEBT

	Maturity	September 30, 2007	December 31, 2006
		(Note 3)
Debentures and notes 5.95% unsecured senior notes ($600 million US)	2035	$581	$699
5.35% unsecured senior notes ($300 million US)	2033	251	349
7.00% unsecured debentures ($250 million US)	2028	239	291
7.875% unsecured debentures ($275 million US)	2026	269	321
9.25% unsecured debentures ($300 million US)	2021	296	349
5.00% unsecured senior notes ($400 million US)	2014	393	466
4.00% unsecured senior notes ($300 million US)	2013	278	349
Capital leases	2007-2022	60	70
		2,367	2,894
Current portion		(3)	(7)
		$2,364	$2,887

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

9.	SHAREHOLDERS’ EQUITY

Changes in common shares and contributed surplus were as follows:

	Shares	Amount	Contributed Surplus
Balance at December 31, 2006	497,538,385	$1,366	$469
Issued under employee stock option and share purchase plans	1,701,778	38	(3)
Repurchased under normal course issuer bid	(13,998,000)	(39)	(442)
Balance at September 30, 2007	485,242,163	$1,365	$24

In June 2007, the Company renewed its normal course issuer bid (NCIB) program to repurchase up to 25 million of its outstanding common shares during the period from June 22, 2007 to June 21, 2008, subject to certain conditions.  During the three and nine months ended September 30, 2007, the Company purchased 3,998,000 common shares at a cost of $220 million and 13,998,000 common shares at a cost of $735 million, respectively (2,891,600 common shares at a cost of $135 million and 18,778,400 common shares at a cost of $961 million during the three and nine months ended September 30, 2006).  The excess of the purchase price over the carrying amount of the shares purchased was recorded as a reduction of contributed surplus and retained earnings.

10.	STOCK-BASED COMPENSATION

The total stock-based compensation expense (recovery) recorded was $24 million and $163 million for the three and nine months ended September 30, 2007, respectively ($(51) million and $11 million for the three and nine months ended September 30, 2006).

(a) Stock Option and Performance Share Unit (PSU) Plans

Changes in the number of outstanding stock options and PSUs were as follows:

	Stock Options		PSUs
	Number	Weighted-Average Exercise Price	Number
Balance at December 31, 2006	20,714,733	$31	1,482,986
Granted	3,342,800	44	244,819
Exercised for common shares	(1,701,778)	20	n/a
Surrendered for cash payment	(770,620)	33	n/a
Cancelled/Expired	(273,250)	44	(560,865)
Balance at September 30, 2007	21,311,885	$34	1,166,940

(b) Stock Appreciation Rights (SAR)

Commencing 2007, the Company approved the issuance of SARs to certain employees, which entitle the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the Company’s common shares on date of surrender.  The vesting period and other terms are similar to the terms of the Company’s existing stock option plan.  At the time of grant, the exercise price approximated the market price.  The following SARs have been granted:

	SARs
	Number	Weighted-Average Exercise Price
Balance at December 31, 2006	-	$-
Granted	3,751,500	44
Cancelled	(97,850)	44
Balance at September 30, 2007	3,653,650	$44

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

11.	EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Pension Plans:
Defined benefit plans
Employer current service cost	$10	$10	$30	$30
Interest cost	22	21	66	63
Expected return on plan assets	(27)	(24)	(83)	(74)
Amortization of transitional asset	(1)	(1)	(4)	(5)
Amortization of net actuarial losses	11	13	33	39
	15	19	42	53

Defined contribution plans	5	4	14	12
	$20	$23	$56	$65

Other post-retirement plans:
Employer current service cost	$1	$1	$4	$3
Interest cost	3	3	9	9
Amortization of transitional obligation	2	1	4	3
	$6	$5	$17	$15

The Company expects to contribute $115 million to its pension plans in 2007.

12.	FINANCIAL INSTRUMENTS AND DERIVATIVES

Investment and other income (expense) (Note 5) includes unrealized and realized gains and losses on various outstanding derivative contracts, including the derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. These contracts resulted in unrealized and realized gains (losses) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Unrealized gains (losses)
Buzzard derivative contracts	$107	$117	$(21)	$(210)
Other derivative contracts	2	(7)	5	(7)
	109	110	(16)	(217)
Realized gains (losses)
Buzzard derivative contracts (1)	(131)	-	(131)	-
Other derivative contracts	(8)	17	(24)	10
	(139)	17	(155)	10
Net gains (losses)	$(30)	$127	$(171)	$(207)

(1)
Forward sales contracts for the sale of 2.6 million barrels of Brent crude oil matured during the three months ended September 30, 2007.  Outstanding forward sales contracts maturing from 2007 to 2010 provide for the future sale of 33.2 million barrels of Brent crude oil at US$25.98 per barrel.

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

The fair value positions of outstanding derivative contracts at September 30, 2007 are as follows:

Net asset (liability)
Buzzard derivative contracts	(1,502)
Other derivative contracts	1
(1,501)

The fair value positions of outstanding derivative contracts at September 30, 2007 are included in the Consolidated Balance Sheet as follows:

Accounts receivable	2
Accounts payable	(555)
Other liabilities	(948)
(1,501)

13.	COMMITMENTS AND CONTINGENT LIABILITIES

On September 20, 2007, the Company announced that it had entered into an agreement to acquire an additional 5% working interest in the Fort Hills oil sands project, bringing the Company’s total working interest to 60%. To pay for this incremental investment, Petro-Canada will fund an additional $375 million of Partnership expenditures. The transaction is expected to close in the fourth quarter of 2007.

14.	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2007, Canada's Accounting Standards Board (AcSB) issued CICA Handbook Section 3031, Inventories.  This new standard provides considerable guidance when determining the cost of inventory.  Where costs of inventory items cannot be specifically identified, costs must be assigned consistently on either a "first-in, first-out" (FIFO) or weighted average cost basis.  A "last-in first-out" (LIFO) cost basis is no longer acceptable.  The standard is effective for fiscal periods beginning on or after January 1, 2008.  Converting the cost of crude oil and refined products from a LIFO to FIFO costing basis will significantly increase inventories, future income taxes (liability), and retained earnings.  The impact of adoption will be based upon December 31, 2007 amounts.